ASML - Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,		Twelve months ended,
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004		Dec 31, 2005
(Amounts in thousands EUR except per share data)

Net system sales	709,839	456,016	2,174,908		2,227,678
Net service sales	75,323	91,853	290,469		301,289
Net sales	785,162	547,869	2,465,377		2,528,967

Cost of sales	477,326	343,724	1,559,738		1,554,772
Gross profit on sales	307,836	204,145	905,639		974,195

Research and development costs	81,232	88,087	352,920	[2]	347,901
Research and development credits	(6,413)	(5,831)	(21,961)		(24,027)
Selling, general and administrative expenses	52,116	47,285	201,629		201,204
Restructuring expenses	-	-	(5,862)		-
Total expenses	126,935	129,541	526,726		525,078

Operating income	180,901	74,604	378,913		449,117

Interest expense, net	(4,565)	(1,783)	(16,073)		(14,094)

Income before income taxes	176,336	72,821	362,840		435,023
Provision for income taxes	(67,699)	(21,200)	(127,380)		(123,559)
Net income	108,637	51,621	235,460	[2]	311,464

Basic net income per ordinary share	0.22	0.11	0.49	[2]	0.64
Diluted net income per ordinary share	0.21	0.11 [3]	0.49	[2,3]	0.63 [4]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	483,633	484,532	483,380		484,103
Diluted	541,564	487,253 [3]	484,661	[3]	543,297 [4]

1.)	Except for statement of operations, balance sheet, and cash flow data as of December 31, 2004, all figures are unaudited.
2.)
ASML, Nikon Corporation and Carl Zeiss SMT AG have agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement had the following effects on ASML’s results for the twelve months ended December 31, 2004:

-	an increase of EUR 48.8 million in our Research and Development costs and consequently a decrease in Operating income from continuing operations.
-	a decrease of EUR 33.1 million in Net income or EUR 0.07 per ordinary share.
3.)
The calculation of the diluted net income per ordinary shares in this period does not assume conversion of ASML’s outstanding Convertible Subordinated Notes, as such conversions would have an anti-dilutive effect.

4.)
This calculation of diluted net income per ordinary share assumes conversion of ASML’s 5.50 percent Subordinated Notes due 2010 and ASML’s 5.75 percent Subordinated Notes due 2006, as such conversions would have a dilutive effect (57,388(000) weighted average equivalent number of ordinary shares).

ASML - Ratios and Other Data1

	Three months ended,		Twelve months ended,
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005

Gross profit on sales as a % of net sales	39.2	37.3	36.7	38.5
Operating income as a % of net sales	23.0	13.6	15.4	17.8
Net income as a % of net sales	13.8	9.4	9.6	12.3
Shareholders’ equity as a % of total assets	42.9	45.6	42.9	45.6
Income taxes as a % of income before income taxes	38.4	29.1	35.1	28.4
Sales of new systems (units)	62	34	216	156
Sales of used systems (units)	19	13	66	40
Sales of systems total (units)	81	47	282	196
Backlog new systems (units)	119	86	119	86
Backlog used systems (units)	12	9	12	9
Backlog systems total (units)	131	95	131	95
Net bookings new systems (units)	19	43	232	124
Net bookings used systems (units)	10	12	57	36
Net bookings total (units)	29	55	289	160
Number of employees	5,071	5,055	5,071	5,055

ASML - Summary U.S. GAAP Consolidated Balance Sheets1

	Dec 31,	March 27,	June 26,	Sep 25,	Dec 31,
	2004	2005	2005	2005	2005
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,228,130	1,319,651	1,544,078	1,699,763	1,904,609
Accounts receivable, net	503,153	483,898	485,352	403,489	302,572
Inventories, net	717,688	728,378	695,330	653,098	777,200
Other current assets	230,346	223,768	211,583	210,705	221,438
Total current assets	2,679,317	2,755,695	2,936,343	2,967,055	3,205,819

Deferred tax asset	201,100	210,818	206,641	195,969	206,884
Other assets	27,840	41,267	40,907	45,831	39,796
Intangible assets	31,818	29,772	27,726	25,680	24,943
Property, plant and equipment	303,691	310,316	306,919	292,799	278,581
Total assets	3,243,766	3,347,868	3,518,536	3,527,334	3,756,023
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	813,141	765,668	776,786	765,464	1,419,983	[5]
Convertible subordinated bonds	802,810	825,041	858,298	855,857	380,238	[5]
Long term debt and deferred liabilities	236,213	274,498	292,942	269,246	243,965
Shareholders’ equity	1,391,602	1,482,661	1,590,510	1,636,767	1,711,837
Total liabilities and Shareholders’ equity	3,243,766	3,347,868	3,518,536	3,527,334	3,756,023

5.)
Current liabilities include as of December 31, 2005 USD 575 million principal amount of ASML’s 5.75 percent Convertible Subordinated Notes due October 15, 2006. In previous period ends, this was presented under convertible subordinated bonds.

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,		Twelve months ended,
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	108,637	51,621	235,460	311,464
Depreciation and amortization	20,774	29,657	93,144	98,881
Change in tax assets and liabilities	64,522	1,445	115,538	97,802
Change in assets and liabilities	(241,944)	126,794	(192,875)	203,346
Net cash provided by operating activities	(48,011)	209,517	251,267	711,493
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(28,607)	(24,012)	(75,535)	(74,038)
Disposals	1,610	8,794	15,137	13,235
Net cash used in investing activities	(26,997)	(15,218)	(60,398)	(60,803)

Net cash provided by operating and
investing activities	(75,008)	194,299	190,869	650,690

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption and/or repayment of loans	(331)	(307)	(1,159)	(12,949)
Proceeds from share issuance	1,077	5,530	20,030	15,828
Net cash provided by financing activities	746	5,223	18,871	2,879
Net cash flow	(74,262)	199,522	209,740	653,569
Effect of changes in exchange rates on cash	(13,366)	5,324	(9,416)	22,910
Net increase in cash and cash equivalents	(87,628)	204,846	200,324	676,479

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	Dec 31,	March 27,	June 26,	Sep 25,	Dec 31,
	2004	2005	2005	2005	2005
(Amounts in millions EUR)

Net system sales	709.8	632.1	680.6	459.0	456.0
Net service sales	75.3	52.6	82.7	74.2	91.8
Net sales	785.1	684.7	763.3	533.2	547.8

Cost of sales	477.3	410.6	464.6	336.0	343.7
Gross profit on sales	307.8	274.1	298.7	197.2	204.1

Research and development costs, net of credits	74.8	79.4	82.2	80.0	82.2
Selling, general and administrative expenses	52.1	50.8	54.9	48.2	47.3
Total expenses	126.9	130.2	137.1	128.2	129.5

Operating income	180.9	143.9	161.6	69.0	74.6
Interest income (expense), net	(4.6)	(4.6)	(3.8)	(3.9)	(1.8)
Income before income taxes	176.3	139.3	157.8	65.1	72.8
Provision for income taxes	(67.7)	(39.0)	(46.0)	(17.3)	(21.2)
Net income	108.6	100.3	111.8	47.8	51.6

ASML - Quarterly Summary Ratios and other data1

	Three months ended,
	Dec 31,	March 27,	June 26,	Sep 25,	Dec 31,
	2004	2005	2005	2005	2005

Gross profit on sales as a % of net sales	39.2	40.0	39.1	37.0	37.3
Operating income as a % of net sales	23.0	21.0	21.2	12.9	13.6
Net income as a % of net sales	13.8	14.6	14.6	9.0	9.4
Shareholders' equity as a % of total assets	42.9	44.3	45.2	46.4	45.6
Income taxes as a % of income before income taxes	38.4	28.0	29.2	26.6	29.1
Sales of new systems (units)	62	50	44	28	34
Sales of used systems (units)	19	9	7	11	13
Sales of systems total (units)	81	59	51	39	47
Backlog new systems (units)	119	92	67	77	86
Backlog used systems (units)	12	15	13	10	9
Backlog systems total (units)	131	107	80	87	95
Value of backlog new systems (EUR million)	1,664	1,316	935	1,216	1,411
Value of backlog used systems (EUR million)	27	61	52	29	23
Value of backlog systems total (EUR million)	1,691	1,377	987	1,245	1,434
Net bookings new systems (units)	19	23	19	38	43
Net bookings used systems (units)	10	12	5	8	12
Net bookings total (units)	29	35	24	46	55
Number of employees	5,071	5,038	5,032	5,014	5,055

ASML - Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

ASML - Reconciliation U.S. GAAP - IFRS1

Net income	Three months ended,		Twelve months ended,
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)
Net income under U.S. GAAP	108,637	51,621	235,460	311,464
Share Based Payments (see Note 1)	(957)	197	(8,509)	(9,435)
Capitalization of development costs (see Note 2)	-	10,504	-	51,814
Convertible bonds (see Note 3)	-	(4,985)	-	(21,017)
Net income under IFRS	107,680	57,337	226,951	332,826

Shareholders’ Equity
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,391,602	1,711,837	1,391,602	1,711,837
Share Based Payments (see Note 1)	1,179	2,100	1,179	2,100
Capitalization of development costs (see Note 2)	-	51,815	-	51,815
Convertible subordinated bonds (see Note 3)	-	55,219	-	55,219
Shareholders’ equity under IFRS	1,392,781	1,820,971	1,392,871	1,820,971

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share Based Payments
Under IFRS, ASML applies IFRS 2, “Share based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS 123 “Accounting for stock based compensation”.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets” beginning from January 1, 2005. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information relating to development costs under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development costs are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS 2, “Accounting for Research and Development Costs”. In accordance with SFAS 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible subordinated bonds
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible bonds. The equity component relates to the grant of a conversion option to shares to the holder of the bond.

The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.